UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-35400

JUST ENERGY GROUP INC.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200

Mississauga, Ontario, Canada L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

As previously disclosed, on October 8, 2019, the Registrant announced the execution of a share purchase agreement (the “Purchase Agreement”) to sell the Registrant’s UK operations, Hudson Energy Supply UK Limited, to Shell Energy Retail Limited for up to £10.5 million (approximately C$17 million or US$12.9 million) (the “UK Transaction”). In addition, the Registrant announced it has identified an incremental approximately C$20 million (approximately US$15.2 million) in annualized cost savings through its ongoing optimization efforts.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such document, which is furnished as Exhibit 1 hereto and incorporated herein by reference.

On October 18, 2019, the Registrant filed a Material Change Report on Form 51-102F3 (the “MCR”) with SEDAR. Descriptions of the UK Transaction and the annualized cost savings are included in the MCR, which is furnished as Exhibit 2 hereto and incorporated herein by reference.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit No.	Description

1	Share Purchase Agreement, dated October 8, 2019, between Hudson Energy Holdings UK Limited, Shell Energy Retail Limited and Just Energy Group, Inc.

2	Material Change Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Dated: October 18, 2019	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary